================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                   FORM 11-K
                                 ANNUAL REPORT

                                ---------------

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1998

                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          ------------------------------------------------------------
          (Name of Issuer of the securities held pursuant to the Plan)


                                 2500 Boardwalk
                        Atlantic City, New Jersey 08401
                    (Address of principal executive office)


================================================================================

                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------


             FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
             -----------------------------------------------------

                                 TOGETHER WITH
                                 -------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------


                                     INDEX
                                     -----



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statements of Net Assets Applicable to Participants' Equity as of December 31,
    1998 and 1997

  Statement of Changes in Net Assets Applicable to Participants' Equity for the
    Year Ended December 31, 1998

  Notes to Financial Statements


SUPPLEMENTAL SCHEDULES:

 I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
                 December 31, 1998

II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
                 December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Benefits Committee of the

           Trump Casino Services Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Casino Services Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 10, 1999

                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------


          STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
          -----------------------------------------------------------

                          AS OF DECEMBER 31, 1998 AND 1997
                          --------------------------------



                                                               1998            1997
                                                          --------------  --------------

ASSETS:
  Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value
     Investment Trust Fund                                    $691,743        $520,722
   SoGen International Fund                                    226,048         288,022
   Massachusetts Investors Trust Fund                        1,449,596         924,268
   Oppenheimer Quest Value Fund                                429,513         330,701
   Oppenheimer Quest Opportunity Value Fund                    889,171         796,886
   Montag & Caldwell Growth Fund                             1,951,327       1,273,393
   AIM Constellation Fund                                      477,599         589,282
   Templeton Foreign Fund                                      544,211         581,584
   Oppenheimer Quest Capital Value Fund                        867,874         743,705
   Davis New York Venture Fund                                 302,875               0
   Franklin Small Cap Growth Fund                               76,840               0
   Trump Hotels & Casino Resorts, Inc. Common Stock             55,994          61,611
  Participants' Loans Receivable                               619,743         483,764
  Other                                                        (39,339)          1,860
  Contributions Receivable from Participants                    30,614          30,311
                                                          --------------  --------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY               $8,573,809      $6,626,109
                                                          ==============  ==============



The accompanying notes to financial statements are an integral part of these statements.

                                                                        The Chicago
                                                                       Trust Company
                                                                      Stated Principal
                                                                      Value Investment
                                                                         Trust Fund
                                                                      ----------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                        $520,722
                                                                        ------------
   Contributions-
     Participants                                                            74,508
     Plan Sponsor (net of forfeitures)                                       41,048
     Participant Rollovers                                                    1,217
                                                                        ------------
           Total contributions                                              116,773

   Dividend income                                                                0
   Interest income                                                                8
   Realized/unrealized appreciation (depreciation) of investments            35,503
   Distributions to participants                                            (33,746)
   Loans issued to participants                                             (44,370)
   Loan principal repayments                                                 32,950
   Administrative expenses                                                   (1,876)
   Interfund transfers (net)                                                  8,281
   Transfers from (to) related plans                                         57,498
                                                                        ------------

           Increase (decrease) in net assets                                171,021
                                                                        ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year                 $691,743
                                                                        ============

                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------

     STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
     ---------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------




                                                                                                             Oppenheimer
                                                                    SoGen       Massachusetts  Oppenheimer      Quest
                                                                 International    Investors       Quest      Opportunity
                                                                     Fund        Trust Fund    Value Fund    Value Fund
                                                                 -------------  -------------  -----------   -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                 $288,022       $924,268     $330,701       $796,886
                                                                 -------------  -------------  -----------   -----------

   Contributions-                                                     37,962        127,981       58,694        109,662
     Participants                                                     11,469         41,301       19,310         35,732
     Plan Sponsor (net of forfeitures)                                   753         19,964            0         20,099
     Participant Rollovers                                       -------------  -------------  -----------   -----------

           Total contributions                                        50,184        189,246       78,004        165,493

   Dividend income                                                    21,920         77,699       18,617         51,167
   Interest income                                                         3            (18)           0            (27)
   Realized/unrealized appreciation (depreciation) of investments    (17,972)       169,300       16,760         14,859
   Distributions to participants                                     (48,489)       (55,437)     (14,381)       (37,591)
   Loans issued to participants                                      (14,767)       (78,111)     (23,973)       (47,556)
   Loan principal repayments                                          11,394         51,206       17,026         35,202
   Administrative expenses                                              (129)          (746)        (261)          (440)
   Interfund transfers (net)                                         (64,834)       192,153      (13,821)      (106,339)
   Transfers from (to) related plans                                     716        (19,964)      20,841         17,517
                                                                 -------------  -------------  -----------   -----------

           Increase (decrease) in net assets                         (61,974)       525,328       98,812         92,285
                                                                 -------------  -------------  -----------   -----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year          $226,048     $1,449,596     $429,513       $889,171
                                                                 =============  =============  ===========   ===========



The accompanying notes to financial statements are an integral part of this statement.


                                                                     Montag &
                                                                     Caldwell        AIM       Templeton     Oppenheimer
                                                                      Growth    Constellation   Foreign     Quest Capital
                                                                       Fund          Fund         Fund       Value Fund
                                                                    ----------  -------------  ----------   -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                 $1,273,393     $589,282     $581,584      $743,705
                                                                    ----------  -------------  ----------   -------------
   Contributions-
     Participants                                                      171,723       49,449       76,479        85,527
     Plan Sponsor (net of forfeitures)                                  56,319       15,530       25,268        27,492
     Participant Rollovers                                              30,898            0       28,091        20,054
                                                                    ----------  -------------  ----------   -------------

           Total contributions                                         258,940       64,979      129,838       133,073

   Dividend income                                                      58,655       11,789       56,853        26,614
   Interest income                                                         (28)         (12)         (30)          (36)
   Realized/unrealized appreciation (depreciation) of investments      370,501       78,625      (86,611)      123,452
   Distributions to participants                                       (53,616)     (18,925)     (27,816)      (67,451)
   Loans issued to participants                                        (97,048)     (14,884)     (38,143)      (46,366)
   Loan principal repayments                                            72,156       33,111       32,697        35,577
   Administrative expenses                                                (847)        (230)        (415)         (451)
   Interfund transfers (net)                                            31,443     (157,565)    (114,213)      (68,390)
   Transfers from (to) related plans                                    37,778     (108,571)      10,467       (11,853)
                                                                    ----------  -------------  ----------   -------------

           Increase (decrease) in net assets                           677,934     (111,683)     (37,373)      124,169
                                                                    ----------  -------------  ----------   -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year          $1,951,327     $477,599     $544,211      $867,874
                                                                    ==========  =============  ==========   =============



The accompanying notes to financial statements are an integral part of this statement.



                                                                                                   Trump Hotels
                                                                      Davis New                     & Casino
                                                                         York      Franklin Small  Resorts, Inc.   Participants'
                                                                        Venture      Cap Growth       Common           Loans
                                                                         Fund           Fund          Stock          Receivable
                                                                      ----------   --------------  ------------    -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,                               $0             $0        $61,611         $483,764
  beginning of year                                                   ----------   --------------  ------------    -------------

   Contributions-
     Participants                                                        23,623         12,411         10,063                0
     Plan Sponsor (net of forfeitures)                                    8,715          4,928          2,623                0
     Participant Rollovers                                                  754            753          2,009                0
                                                                      ----------   --------------  ------------    -------------

           Total contributions                                           33,092         18,092         14,695                0

   Dividend income                                                        6,617            916              0                0
   Interest income                                                            0              0            581                0
   Realized/unrealized appreciation (depreciation) of investments        19,398         (1,290)       (21,582)               0
   Distributions to participants                                         (2,092)        (2,115)        (6,913)         (30,073)
   Loans issued to participants                                          (7,490)        (6,848)       (11,850)         431,540
   Loan principal repayments                                              5,316          5,884          3,534         (289,002)
   Administrative expenses                                                  (86)           (49)             0                0
   Interfund transfers (net)                                            217,415         60,597         16,289                0
   Transfers from (to) related plans                                     30,705          1,653           (371)          23,514
                                                                      ----------   --------------  ------------    -------------

           Increase (decrease) in net assets                            302,875         76,840         (5,617)         135,979
                                                                      ----------   --------------  ------------    -------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year             $302,875        $76,840        $55,994         $619,743
                                                                      ==========   ==============  ============    =============



The accompanying notes to financial statements are an integral part of this statement.



                                                                           Other       Total
                                                                        -----------  ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,                            $32,171    $6,626,109
  beginning of year                                                     -----------  ----------

   Contributions-
     Participants                                                          (4,171)      833,911
     Plan Sponsor (net of forfeitures)                                      1,466       291,201
     Participant Rollovers                                                 (3,014)      121,578
                                                                        -----------  ----------

           Total contributions                                             (5,719)    1,246,690

   Dividend income                                                              0       330,847
   Interest income                                                         51,697        52,138
   Realized/unrealized appreciation (depreciation) of investments               0       700,943
   Distributions to participants                                            2,693      (395,952)
   Loans issued to participants                                              (134)            0
   Loan principal repayments                                              (47,051)            0
   Administrative expenses                                                 (2,713)       (8,243)
   Interfund transfers (net)                                               (1,016)            0
   Transfers from (to) related plans                                      (38,653)       21,277
                                                                        -----------  ----------

           Increase (decrease) in net assets                              (40,896)    1,947,700
                                                                        -----------  ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year                ($8,725)   $8,573,809
                                                                        ===========  ==========



The accompanying notes to financial statements are an integral part of this statement.


                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------




(1)   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES:
      ----------------------

       Basis of Accounting-
       --------------------

        The accompanying financial statements of the Trump Casino Services Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

       Plan Expenses-
       --------------

        Expenses related to the administration of the Plan have been paid by Trump Casino Services, L.L.C. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $24,000 in 1998.

       Investments-
       ------------

        The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

       Use of Estimates-
       -----------------

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Reclassifications-
       ------------------

        Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

(2)   PLAN DESCRIPTION:
      -----------------

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General-
       --------

        The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18.

        The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

       Contributions-
       --------------

        Participants-
        -------------

         Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1998 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

        Plan Sponsor-
        -------------

         The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

        Participant Rollovers-
        ----------------------

         The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

       Distributions to Participants-
       ------------------------------

        Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

        A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

        Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1998 or 1997.

       Vesting-
       --------

        Voluntary contributions are fully vested at all times and are not subject to forfeiture.

        The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

          Years of Continuous Service                   Percentage Vested
          ---------------------------                 ---------------------

             Less than two years                                0%
             Two years                                         25%
             Three years                                       50%
             Four years                                        75%
             Five years or more                               100%

       Forfeitures-
       ------------

        The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1998, no forfeitures were used to reduce Plan Sponsor contributions. As of December 31, 1998 and 1997, $23,000 and $3,695 were available to reduce future Plan Sponsor contributions, respectively.

       Loans-
       ------

        The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1998 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3)   INVESTMENTS:
      ------------

       Participants can invest their funds in twelve available investment vehicles as described below-

        Money Market Fund-
        ------------------

         THE CHICAGO TRUST COMPANY STATED PRINCIPAL VALUE INVESTMENT TRUST FUND
         - A money market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

        Mutual Funds-
        -------------

         SOGEN INTERNATIONAL FUND - A multi-asset global mutual fund. The investment objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of United States and foreign companies.

         MASSACHUSETTS INVESTORS TRUST FUND - A growth and income mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

         OPPENHEIMER QUEST VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings or growth potential.

         OPPENHEIMER QUEST OPPORTUNITY VALUE FUND - An asset allocation mutual fund. The investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

         MONTAG & CALDWELL GROWTH FUND - An equity growth mutual fund. The investment objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

         AIM CONSTELLATION FUND - An aggressive equity mutual fund. The investment objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

         TEMPLETON FOREIGN FUND - Mutual fund investing in virtually any type of security in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

         OPPENHEIMER QUEST CAPITAL VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, noninvestment grade bonds.

         DAVIS NEW YORK VENTURE FUND - Mutual fund investing primarily in equity securities of United States and foreign companies with the objective of capital appreciation.

         FRANKLIN SMALL CAP GROWTH FUND - Mutual fund investing in equity securities of companies with a market capitalization of less than $1 billion.

        Common Stock-
        -------------

         TRUMP HOTELS & CASINO RESORTS, INC. ("THCR") COMMON STOCK - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

(4)   TAX STATUS:
      -----------

       The Plan has not yet received a determination letter from the Internal Revenue Service stating whether the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5)   PLAN TERMINATION:
      -----------------

       While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6)   RELATED PARTY
      TRANSACTIONS:
      -------------

       Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

       Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1998 and 1997, the Plan holds Common Stock, with a market value of $55,994 and $61,611, respectively. During the year ended December 31, 1998, Common Stock was acquired at a cost of $187,413; and Common Stock was sold with an original cost basis of $170,271.

       The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

         Transfers out of the Trump Marina Hotel & Casino
          Savings Plan, net                                          ($3,277)
         Transfers out of the Trump Taj Mahal Hotel & Casino
          Savings Plan, net                                          (73,313)
         Transfers out of the Trump Plaza Hotel & Casino
          Savings Plan, net                                          (46,372)
         Transfers to the Trump Casino Services Savings Plan, net     21,277
         Transfers to the Trump Indiana Savings Plan, net            101,685
                                                                   -----------
                         Net Related Plan Transfers                 $      0
                                                                   ===========

(7)   SUBSEQUENT EVENT:
      -----------------

       During 1999, the Trump Plaza Hotel & Casino Savings Plan and the Trump Indiana Savings Plan will merge with the Plan. The Plan will be renamed the Trump Savings Plan.

                                                                      SCHEDULE I
                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

              EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001
              ----------------------------------------------------



      (b) Identity of issue,          (c) Description of investment including
        borrower, lessor or       maturity date, rate of interest, collateral, par                        (e) Market
(a)       similar party                        or maturity value                         (d) Cost            Value
    -------------------------   ---------------------------------------------------   ---------------   ---------------

*    The Chicago Trust             Stated Principal Value Investment Trust
         Company                    Fund, Money Market Funds, 394,988 units
                                    of participation                                      $626,504          $691,743
                                                                                      ---------------   ---------------
     SoGen Funds                   SoGen International Fund, Equity Securities,
                                    9,811 units of participation                           259,454           226,048
     MFS Funds                     Massachusetts Investors Trust Fund, Equity
                                    Securities, 71,585 units of participation            1,231,259         1,449,596
     Oppenheimer                   Quest Value Fund, Equity Securities, 20,137
                                    units of participation                                 396,771           429,513
     Oppenheimer                   Quest Opportunity Value Fund, Equity and
                                    Debt Securities, 24,734 units of
                                    participation                                          835,220           889,171
     Montag                        Montag & Caldwell Growth Fund, Equity
                                    Securities, 65,812 units of participation            1,439,074         1,951,327
     AIM Funds, Inc.               AIM Constellation Fund, Equity Securities,
                                    15,649 units of participation                          409,957           477,599
     Templeton Funds, Inc.         Templeton Foreign Fund, Equity Securities,
                                    64,864 units of participation                          665,111           544,211
     Oppenheimer                   Quest Capital Value Fund, Equity and Debt
                                    Securities, 25,578 units of participation              854,999           867,874
     Davis Funds, Inc.             Davis New York Venture Fund, Equity
                                    Securities, 12,110 units of participation              284,637           302,875
     Franklin Funds, Inc.          Franklin Small Cap Growth Fund, Equity
                                    Securities, 3,405 units of participation                76,095            76,840
                                                                                      ---------------   ---------------
                    Total investment in mutual funds                                     6,452,577         7,215,054
                                                                                      ---------------   ---------------

**   Trump Hotels &                Trump Hotels & Casino Resorts, Inc.
      Casino Resorts, Inc.          Common Stock, 14,932 shares                            110,684            55,994
     Participants' Loans           Interest rates ranging from 8.75% to 9.50%
                                    and maturities ranging from 1999 through
                                    2013                                                   619,743           619,743
                                                                                      ---------------   ---------------
                                                                                        $7,809,508        $8,582,534
                                                                                      ===============   ===============


                          * Denotes party-in-interest
                            **Denotes related party

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                       TRUMP CASINO SERVICES SAVINGS PLAN
                       ----------------------------------


                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                    FOR THE YEAR ENDED DECEMBER 31, 1998(A)
                    ---------------------------------------

              EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001
              ----------------------------------------------------




                                                                                            (c) Purchase
  (a) Identity of Party Involved                   (b) Description of Asset                     Price         (d) Selling Price
-----------------------------------  ----------------------------------------------------  ---------------  ---------------------

The Chicago Trust Company            Stated Principal Value Investment Trust Fund-
                                      169 Purchases                                            $328,444                 N/A
                                      114 Sales                                                     N/A            $192,928

MFS Funds                            Massachusetts Investors Trust Fund-
                                      188 Purchases                                             671,144                 N/A
                                      154 Sales                                                     N/A             315,115

Oppenheimer                          Quest Opportunity Value Fund-
                                      156 Purchases                                             326,668                 N/A
                                      123 Sales                                                     N/A             249,244

Montag                               Montag & Caldwell Growth Fund-
                                      195 Purchases                                             681,360                 N/A
                                      173 Sales                                                     N/A             373,927

AIM Funds, Inc.                      AIM Constellation Fund-
                                      141 Purchases                                             141,901                 N/A
                                      152 Sales                                                     N/A             332,207

Templeton Funds, Inc.                Templeton Foreign Fund-
                                      150 Purchases                                             248,787                 N/A
                                      142 Sales                                                     N/A             199,492

Oppenheimer                          Quest Capital Value Fund-
                                      142 Purchases                                             221,883                 N/A
                                      142 Sales                                                     N/A             221,168

Davis Funds, Inc.                    Davis New York Venture Fund-
                                      153 Purchases                                             313,287                 N/A
                                       33 Sales                                                     N/A              29,810



                                                                 (h) Current Value of Asset     (i) Net Gain
  (a) Identity of Party Involved         (g) Cost of Asset          on Transaction Date             (Loss)
-----------------------------------    ---------------------   ------------------------------  ---------------

The Chicago Trust Company                    $328,444                     $328,444                   N/A
                                              184,590                      192,928                $8,338

MFS Funds                                     671,144                      671,144                   N/A
                                              269,147                      315,115                45,968

Oppenheimer                                   326,668                      326,668                   N/A
                                              218,593                      249,244                30,651

Montag                                        681,360                      681,360                   N/A
                                              329,053                      373,927                44,874

AIM Funds, Inc.                               141,901                      141,901                   N/A
                                              304,175                      332,207                28,032

Templeton Funds, Inc.                         248,787                      248,787                   N/A
                                              217,978                      199,492               (18,486)

Oppenheimer                                   221,883                      221,883                   N/A
                                              231,727                      221,168               (10,559)

Davis Funds, Inc.                             313,287                      313,287                   N/A
                                               28,650                       29,810                 1,160

                                      -2-                            SCHEDULE II
                                                                     (Continued)


                                                                                            (c) Purchase
  (a) Identity of Party Involved                   (b) Description of Asset                     Price         (d) Selling Price
-----------------------------------  ----------------------------------------------------  ---------------  ---------------------

Trump Hotels & Casino Resorts, Inc.  Trump Hotels & Casino Resorts, Inc. Common Stock-
                                      243 Purchases                                             $187,413               N/A
                                      149 Sales                                                      N/A          $170,538

The Chicago Trust Company            Loan Fund-
                                      69 Purchases                                               457,655               N/A
                                      85 Sales                                                       N/A           321,676






                                                                 (h) Current Value of Asset     (i) Net Gain
  (a) Identity of Party Involved         (g) Cost of Asset          on Transaction Date             (Loss)
-----------------------------------    ---------------------   ------------------------------  ---------------

Trump Hotels & Casino Resorts, Inc.          $187,413                    $187,413                        N/A
                                              170,271                     170,538                       $267

The Chicago Trust Company                     457,655                     457,655                        N/A
                                              321,676                     321,676                          0


   (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1998.


The accompanying notes to financial statements are an integral part of this schedule.
